UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42305

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Springview Holdings Ltd

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203 Henderson Road
#06-01
Henderson Industrial Park
Singapore 159546
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the annual general meeting of shareholders of Springview Holdings Ltd (the “Company”), the Company hereby furnishes, as Exhibits 99.1 and 99.2 to this Report on Form 6-K, the Notice of Annual General Meeting and Proxy Statement and the Form of Proxy Card, respectively, which are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Springview Holdings Ltd
Date: September 26, 2025	By:	/s/ Zhuo Wang
	Name:	Zhuo Wang
	Title:	Chief Executive Officer

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